Mail Stop 4561

						April 25, 206

VIA U.S. MAIL AND FAX

Harmal S. Rayat
President and CEO
Entheos Technologies, Inc.
1628 West 1st Avenue, Suite 216
Vancouver, British Columbia, V6J 1G1
Canada

Re:	Entheos Technologies, Inc.
	File No. 000-30156
      Form 10-K for Fiscal Year Ended
	December 31, 2005


Dear Mr. Rayat:

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Balance Sheet, page 16

1. We note that approximately 95% of the Company`s assets consisted of marketable equity securities. Please explain to us how you considered the Investment Company Act of 1940 in determining whether the Company is subject to regulation as an investment company under this Act.


Note 4 Related Party Transactions, page 25

2. We note your disclosure that the Company and International
Energy,
Inc. have a director in common. However, we note from the disclosure on page 30 of the of the Company`s Form 10-KSB and Item 11 of International Energy, Inc.`s Form 10-KSB that Harmel S. Rayat holds a majority of the common stock of both companies. Please explain to us how you considered paragraph 4 of SFAS 57 in determining whether to disclose this common control relationship.


*    *    *    *

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and


* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.


You may contact Robert Telewicz, Staff Accountant, at (202) 551-
3438
or the undersigned at (202) 551-3414 if you have questions.



								Sincerely,



      Jorge L. Bonilla
      Senior Staff Accountant

Harmal S. Rayat
Entheos Technologies, Inc.
April 25, 2006
Page 1